Period ended March 31, 2023

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period- to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

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Momentum Across All Operating Segments Fuels Strong Start to Year 4 Q1’23 revenue exceeds expectations Accelerated Global Lottery same-store sales growth High-teens increase for Global Gaming and PlayDigital 24% operating income margin at high end of outlook on better-than-expected Global Gaming margin Adjusted EBITDA* of $449 million among the highest level in Company history despite impact of non-core asset sales Further improvement in leverage profile *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Global Lottery Growth Driven by New Games, Portfolio Optimization & Elevated Jackpot Activity Q1’23 global same-store sales up 8%, the fastest growth in the last six quarters Italy same-store sales increase over 10% on new games & portfolio optimization strategies 10eLotto growth helped by Gong add-on game Scratch & Win portfolio expanded with new €25 and €0.50 games 7% same-store sales growth in North America & Rest of world Benefit from elevated sales related to $1.3B Mega Millions jackpot iLottery sales rose 80+% Strong eInstant performance worldwide U.S. growth accentuated by multi-jurisdiction jackpots 5

Global Gaming Executing on All Fronts, Delivering Double-digit Revenue & Profit Growth

Highest unit shipments ever for a Q1 period; leading U.S. & Canada ship share* matched with record ASPs

Continued success of *Wolf Run Eclipse™* and *Egyptian Link™* complemented by exciting pipeline of new MLP games (*Magic Treasures™*, *Raise the Sails™*, and *Cats Wild Serengeti™*)

Installed base growth and improved yields supported by success of new WAP and MLP games; compelling international opportunity

Supporting *Prosperity Link™* success with two new game titles; launching *Mystery of the Lamp™* (a new MLP) on our new *PeakCurve 49™* cabinet in Q2'23

IGT has 15 of top 25 wide area progressive games, highlighting strength of *Wheel of Fortune®* and *Megabucks™* franchises*

Significant opportunity to continue growing our Latin American installed base

Good progress in cashless through multi-year agreement with Graton Resort & Casino



MYSTERY of the LAMP
MAGIC TREASURES
TIGER
MEGABUCKS
EGYPTIAN LINK
$10000.04
Wolf Run
ECLIPSE
$10,005.88

*Per April 2023 Eilers & Krejcik Gaming research; market share as of 12/31/22 (the latest available data)

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Focused Initiatives Fuel PlayDigital Momentum iCasino growth supported by strategic initiatives U.S. & Canada growth fueled by improved cadence of new game launches; iSoftBet contribution in Q1’23 period Strong increase in progressive jackpot game play Launch of Wheel of Fortune® Online Casino with BetMGM in New Jersey; developing custom games and game portfolios for several customers Expanding footprint and compelling solutions fuel sports betting growth Strong GGR growth driven by new markets and adoption of turnkey solution New contracts executed in Mississippi, Nevada, New Mexico, and Ohio Recently signed three-year contract extension in Rhode Island 7

Strategy to Grow, Innovate, Optimize Delivering Results 8 Compelling innovation matched with strong player and customer demand is fueling momentum across segments Q1’23 results put us firmly on track to achieve FY’23 goals Strength of cash flows, balance sheet, and access to significant liquidity support investment in strategic objectives Opportunity to create significant value as we progress toward 2025 targets OPTIMIZE GROW INNOVATE

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Strong Q1’23 Financial Results Meet or Exceed Expectations 10 Note: EUR/USD FX daily average 1.07 in Q1’23; 1.12 in Q1’22 (1)Italy commercial services business was sold in September 2022 (2)Diluted EPS primarily reflects foreign currency gains/losses and related tax impacts *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

Revenue $624M Global Lottery: Sustained Player Demand Trends Drive Solid Financial Results Revenue down 8% as reported; net of FX and sale of Italy commercial services, revenue rose 4% Global same-store sales up 8% with growth across geographies and game types Lower product sales primarily reflects large terminal and systems deliveries in Poland in PY Operating income margin up on high profit flow- through of same-store sales growth, including elevated jackpot activity, and positive geographic mix OI Margin 38% 2025 target 33% - 36% Operating Income $240M 11

Global Gaming: Compelling Products & Strong Operating Leverage Propel Higher Revenue & Profit 12 Revenue up 17% with growth across service and product sale revenue streams Global shipments of 8,272 units, up 15% Y/Y Primarily driven by higher U.S. & Canada units Record global ASPs increase 12% Global installed base and yields rose Y/Y and sequentially Installed base growth in both U.S. & Canada and Rest of world Global yields up 7% on strong performance across portfolio Operating income increases 34% on strong installed base productivity and a leaner cost structure OI Margin 18% 2025 target 28% - 30% Revenue $381M Operating Income $69M

PlayDigital: Top-Line Growth Impacted by Timing of Jackpot Expense

Revenue rises 17%; up 20% at constant currency

Increased iCasino revenue fueled by organic growth and contributions from acquisition

- Organic growth more than offset by higher jackpot expense, which increased $10M Y/Y
- Expanded content and distribution network from iSoftBet acquisition

New jurisdictions and organic growth drive higher sports betting revenue

Operating income margin modestly better than Q4'22 despite significantly higher jackpot expense



Revenue
$55M
Operating Income
$14M
OI Margin
26%
2025 target 30+%
PlaySports
BET HERE
ICE HEIST

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*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Financial Flexibility Strengthened by Solid Cash Generation, Lower Leverage & Significant Liquidity 14 Continued improvement in cash generation Payments to minority partners typically made in first half of the year; interest payments concentrated in Q1 and Q3 Achieved 3.0x net debt leverage*; lowest level in Company history Total liquidity of $2.1B; $0.7B in unrestricted cash, $1.4B in additional borrowing capacity from undrawn facilities Net leverage trajectory reinforces conviction in achieving lower end of 2.5x-3.5x target range by 2025 54 218 218 218 435 122 500 1,566 750 544 750 464 2023 2024 2025 2026 2027 2028 2029 Drawn RCF Bonds Bank Debt Debt Maturity Profile ($ millions) $311M Cash from Operations (CFO) $217M Free Cash Flow* (FCF) $94M CapEx Cash Flows

Revenue Operating Income Margin Cash from Operations Capital Expenditures Strong Q1’23 Results Provide Confidence in Achieving FY’23 Outlook Reaffirming FY’23 Outlook Introducing Q2’23 Outlook ~$1.0BRevenue Operating Income Margin 22% – 24% $4.1B – $4.3B 21% – 23% $900M - $1,000M $400M - $450M Note: EUR/USD FX @ 1.07 15

2023 Off to Good Start on Solid Q1’23 Financial Performance 16 Revenue of $1.06B exceeds high end of outlook $255M in operating income 24% operating income margin at high end of outlook Strong Q1’23 Financial Results Solid Cash Flow Generation Continued improvement in cash generation Distributed $40M in cash dividends to shareholders Minority distributions typically paid in first half of the year; interest payments concentrated in Q1 and Q3 Significant Financial Flexibility Revenue of $4.1B - $4.3B 21% - 23% operating income margin Cash from operations of $900M - $1,000M CapEx of $400M - $450M Reaffirming FY 2023 Outlook Net debt leverage of 3.0x, lowest level in Company history $2.1B in total liquidity

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19 41% Note: $ millions, except noted otherwise (1)Segment-level profit charts exclude Corporate support expense and purchase price amortization 61% 34% 5% Lottery Gaming PlayDigital 80% 20% Service Product Sales 60%25% 15% U.S. & Canada Italy Rest of world 76% 20% 4% Lottery Gaming PlayDigital 75% 21% 4% Lottery Gaming PlayDigital 35% 17% 24% 51% 26% 32% Global Lottery Global Gaming PlayDigital Operating income Adjusted EBITDA Revenue by Segment Revenue by Type Revenue by Geography Segment-level Operating Income(1) Segment-level Adjusted EBITDA(1) Profit Margins FY’22 Snapshot of Revenue & Profit Profile

$ in millions except otherwise noted Q1'23 Select Performance and KPI Data GLOBAL LOTTERY Q1'23 Q1'22 Y/Y Change (%) Constant Currency Change (%) Q4'22 Sequential Change as Reported (%) Revenue Service Operating and facilities management contracts 637 599 6% 8% 622 2% Upfront license fee amortization (47) (49) 3% —% (45) (4)% Operating and facilities management contracts, net 590 551 7% 9% 577 2% Other 12 84 (85)% (85)% 16 (24)% Total service revenue 602 635 (5)% (4)% 593 2% Product sales 22 45 (51)% (50)% 46 (52)% Total revenue 624 680 (8)% (7)% 639 (2)% Operating income 240 252 (5)% (3)% 216 11% Adjusted EBITDA 339 356 (5)% (3)% 318 6% Q1'23 Constant Currency Change (%) Q1'22 Constant Currency Change (%) Q4'22 Constant Currency Change (%)(1) Global same-store sales growth (%) Instant ticket & draw games 4.8% (6.7)% 1.0% Multi-jurisdiction jackpots 48.2% (40.0)% 66.0% Total 8.0% (10.3)% 6.7% North America & Rest of world same-store sales growth (%) Instant ticket & draw games 3.2% (3.9)% 0.4% Multi-jurisdiction jackpots 48.2% (40.0)% 66.0% Total 7.4% (9.0)% 7.7% Italy same-store sales growth (%) Instant ticket & draw games 10.3% (14.5)% 3.1% 20

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q1'23 Select Performance and KPI Data GLOBAL GAMING Q1'23 Q1'22 Y/Y Change (%) Constant Currency Change (%) Q4'22 Sequential Change as Reported (%) Revenue Service Terminal 129 108 20% 23% 126 3% Systems, software, and other 60 58 3% 5% 60 (2)% Total service revenue 189 165 14% 16% 186 1% Product sales Terminal 135 104 30% 32% 149 (9)% Other 57 55 4% 5% 54 6% Total product sales revenue 192 160 21% 23% 203 (5)% Total revenue 381 325 17% 19% 389 (2)% Operating income 69 52 34% 33% 68 1% Adjusted EBITDA 111 81 37% 38% 101 10% Installed base units Casino 50,030 47,237 6% 48,578 Casino - L/T lease (1) 872 1,142 (24)% 1,008 Total installed base units 50,902 48,379 5% 49,586 Installed base units (by geography) US & Canada 33,175 32,772 1% 32,335 Rest of world 17,727 15,607 14% 17,251 Total installed base units 50,902 48,379 5% 49,586 21

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type lease Q1'23 Select Performance and KPI Data GLOBAL GAMING (Continued) Q1'23 Q1'22 Y/Y Change (%) Q4'22 Yields (by geography)(1), in absolute $ US & Canada $42.36 $39.05 8% $42.08 Rest of world $7.41 $5.77 28% $6.53 Total yields $30.13 $28.19 7% $29.72 Global machine units sold New/expansion 1,012 328 209% 728 Replacement 7,260 6,848 6% 8,755 Total machine units sold 8,272 7,176 15% 9,483 US & Canada machine units sold New/expansion 892 18 NM 574 Replacement 5,642 5,299 6% 6,875 Total machine units sold 6,534 5,317 23% 7,449 Rest of world machine units sold New/expansion 120 310 (61)% 154 Replacement 1,618 1,549 4% 1,880 Total machine units sold 1,738 1,859 (7)% 2,034 Average Selling Price (ASP), in absolute $ US & Canada $16,000 $14,800 8% $15,600 Rest of world $15,400 $12,300 25% $15,300 Total ASP $15,900 $14,200 12% $15,500 22

Q1'23 Select Performance and KPI Data PLAYDIGITAL Q1'23 Q1'22 Y/Y Change (%) Constant Currency Change (%) Q4'22 Sequential Change as Reported (%) Revenue Service 55 47 17% 21% 65 (16)% Product sales — — (60)% (60)% — (45)% Total revenue 55 47 17% 20% 65 (16)% Operating income 14 13 9% 15% 17 (15)% Adjusted EBITDA 18 17 3% 9% 22 (21)% CONSOLIDATED Revenue (by geography) US & Canada 666 598 11% 12% 714 (7)% Italy 243 298 (18)% (16)% 226 7% Rest of world 151 155 (3)% 1% 153 (1)% Total revenue 1,060 1,051 1% 3% 1,093 (3)% $ in millions except otherwise noted 23

Q1'23 Summarized Income Statement For the three months ended March 31, 2022 2021 Y/Y Change (%) Constant Currency Change (%) Service revenue 846 846 —% 2% Product sales 215 205 5% 6% Total revenue 1,060 1,051 1% 3% Total operating expenses 805 799 1% (3)% Operating income 255 252 1% 3% Interest expense, net 70 76 Foreign exchange loss (gain), net 26 (3) Other non-operating expense (income), net 4 (3) Total non-operating expenses 101 70 Income before provision for income taxes 155 182 Provision for income taxes 87 65 Net income 67 117 Less: Net income attributable to non-controlling interests 44 38 Net income attributable to IGT PLC 23 79 Net income attributable to IGT PLC per common share - diluted $0.11 $0.39 Adjusted net income attributable to IGT PLC per common share - diluted $0.49 $0.60 $ in millions except per share amounts 24

Summarized Cash Flow Statement For the three months ended March 31, 2023 2022 Net cash provided by operating activities 311 189 Capital expenditures (94) (73) Free cash flow 217 115 Debt proceeds/(repayments), net (17) 21 Repurchases of common stock — (39) Shareholder dividends paid (40) (41) Minority distributions (101) (108) Other - Net (1) 47 Other Investing/Financing Activities (160) (119) Net Cash Flow 57 (4) Effect of Exchange Rates/Other 8 (13) Net Change in Cash and Restricted Cash 65 (17) $ in millions 25

For the three months ended March 31, 2023 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 67 Provision for income taxes 87 Interest expense, net 70 Foreign exchange loss, net 26 Other non-operating expense, net 4 Operating income (loss) 240 69 14 323 (68) 255 Depreciation 43 30 3 76 2 77 Amortization - service revenue (1) 49 — — 50 — 50 Amortization - non-purchase accounting 5 10 — 15 1 16 Amortization - purchase accounting — — — — 40 40 Stock-based compensation 2 2 — 4 6 11 Adjusted EBITDA 339 111 18 468 (19) 449 Cash flows from operating activities 311 Capital expenditures (94) Free Cash Flow 217 $ in millions (1) Includes amortization of upfront license fees Reconciliations of Non-GAAP Measures - Q1'23 26

For the three months ended March 31, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.11 Adjustments: Foreign exchange loss, net 0.13 (0.02) 0.15 Amortization - purchase accounting 0.20 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.02 0.00 0.02 Discrete tax items 0.00 (0.05) 0.05 Net adjustments 0.38 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.49 Reconciliations of Non-GAAP Measures - Q1'23 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 56.5%. Adjusted for the above items, the effective tax rate was 36.3% (3) Adjusted EPS was calculated using weighted average shares outstanding of 201.7 million, which includes the dilutive impact of share-based payment awards 27

$ in millions (1) Includes amortization of upfront license fees For the three months ended March 31, 2022 Business Global Global Segments Corporate Total Lottery Gaming PlayDigital Total and Other IGT PLC Net income 117 Provision for income taxes 65 Interest expense, net 76 Foreign exchange gain, net (3) Other non-operating income, net (3) Operating income (loss) 252 52 13 316 (64) 252 Depreciation 44 27 4 75 — 74 Amortization - service revenue (1) 51 — — 51 — 51 Amortization - non-purchase accounting 7 2 — 9 1 9 Amortization - purchase accounting — — — — 38 38 Stock-based compensation 2 2 — 4 6 10 Adjusted EBITDA 356 81 17 454 (21) 433 Cash flows from operating activities 189 Capital expenditures (73) Free Cash Flow 115 Reconciliations of Non-GAAP Measures - Q1'22 28

For the three months ended March 31, 2022 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.39 Adjustments: Foreign exchange gain, net (0.01) 0.04 (0.06) Amortization - purchase accounting 0.19 0.04 0.14 Discrete tax items — (0.14) 0.14 Other (non-recurring adjustments) (0.01) — — Net adjustments 0.22 Adjusted EPS from continuing operations attributable to IGT PLC - diluted (3) 0.60 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 35.5%. Adjusted for the above items, the effective tax rate was 25.0% (3) Adjusted EPS was calculated using weighted average shares outstanding of 205.2 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q1'22 29